FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of December 2002 though February 2003

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



YEAR-END REPORT 2002

* Biacore's sales in 2002 increased by 13% to SEK 614.2 million (543.7). Excluding the impact of exchange rates, sales rose by 14%. Sales in the fourth quarter amounted to SEK 175.9 million (175.0).

* Biacore's earnings per share in 2002 increased by 63% to SEK 8.20 (5.04) due to careful cost controls and the one-off benefits from the successful defence of the Company's IP position in the U.S. This very positive earnings performance was achieved even after investing heavily in the new SPR array chip technology, as well as making provisions to reflect the lower value of some of the Company's earlier investments in biotech companies. Earnings per share in the fourth quarter were SEK 4.15 (1.68), an increase by 147%.

* Reflecting Biacore's continued strong cash flow, the Board will recommend to the Annual General Meeting that the Company begins to pay dividends to its shareholders. For the financial year 2002 the Board will recommend a dividend payment of SEK 3.00 per share.

* Taking into consideration the general market conditions and currency developments, Biacore's sales for the full-year 2003 are expected to increase by approximately 10%. Earnings per share are forecast to increase by approximately 70% in 2003. Earnings per share will be positively affected by a considerable reduction of the tax rate compared with full-year 2002 and the capitalization of R&D expenses of approximately SEK 40 million in accordance with Swedish accounting rules. As always, sales and earnings are expected to vary substantially between the quarters.

	                 January - December       October - December
	                2002   2001  Change     2002    2001  Change

Sales, SEK million     614.2  543.7    +13%    175.9   175.0      1%

Operating income,
SEK million	       140.6   64.1    119%     48.5    25.7     89%

Operating margin, %       23     12               28      15

Income after financial
items, SEK million     120.2   77.9     54%     49.6    27.7     79%

Diluted earnings
per share, SEK          8.20   5.04     63%     4.15    1.68    147%


Operational Review January-December 2002

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period in 2001.

Biacore's standing as one of the world's most successful bio-analytical instrumentation companies was enhanced in 2002. The strength of its SPR technology-based product offering, its global sales capability and its strong IP position enabled Biacore to achieve a significant improvement in both sales and earnings despite the testing global economic conditions experienced by most bio-analytical companies.

For the full-year 2002, the Company's sales increased by 13% to SEK 614.2 million. Excluding currency effects, sales increased by 14%. The growth in sales achieved in 2002 reflects the unique benefits of the Company's SPR technology and the strength of its customer base, particularly key academic centers around the world. After a very strong third quarter 2002, sales in the fourth quarter were level with the previous year at SEK 175.9 million (175.0). These variations are normal in Biacore's business.

Biacore(r)3000 continues to be the Company's best-selling product. This flexible system is Biacore's most important product offering to academic customers in its core basic life science research market. Biacore(r)3000 is used to solve a wide range of biological research problems, especially in the field of functional proteomics.

The fourth quarter of 2002 saw further sales of the Company's new
Biacore(r)S51. This new system has been designed for lead optimization and certain specific ADME applications, two of the key problem areas faced by the drug discovery industry today. The final quarter of 2002 also saw further sales of Biacore(r)C, which is used for manufacturing quality control applications.

Sales were divided geographically as follows:

	           January-December     October - December
SEK million     2002   2001  Change    2002   2001  Change

Americas       270.5   249.3    9%     63.8     63.4   1%
Europe         173.9   151.0   15%     62.7     63.5  -1%
Asia-Pacific   169.8   143.4   18%     49.4     48.1   3%

Sales in the Americas were affected by a slowdown in orders from the pharmaceutical and biotechnology sector. Despite this, sales increased by 9% to SEK 270.5 million in 2002 (249.3). Sales in Europe in 2002 were more buoyant, increasing by 15% to SEK 173.9 million (151.0). Sales also continued to grow well in Asia-Pacific with revenues up 18% to SEK 169.8 million (143.4).

The 83.6% gross margin achieved for the whole of 2002 was consistent with prior periods.

As forecast, the Company has continued to keep a tight control of its operating costs. Total costs for marketing, administration and research and development decreased by 2% in 2002 to SEK 372.5 million (380.1). In the fourth quarter, marketing and sales costs decreased by 5% to SEK 53.4 million (56.3), while administration costs fell by 52% to SEK 13.6 million (28.3). This decline is largely due to the 2001 figure including a charge of SEK 13 million for pension entitlements to the former Chief Executive Officer.

R&D spending in the fourth quarter declined marginally to SEK 26.3 million (27.0). This follows significant increases in both 2000 and 2001. The reduction in spending reflected the completion of the development of Biacore(r)S51 and Biacore(r)C, which were launched in the second half of 2001, as well as the capitalization of SEK 5.0 million (0.0) of R&D expenses due to a change in Swedish accounting standards on R&D expenses that came into effect at the beginning of 2002. During 2002, a total of SEK 35.0 million was spent to commercialize Biacore's unique SPR array chip technology. In 2001, Biacore invested SEK 29.9 million in this project.

The increase in sales, allied to the Company's tight control of costs and the SEK 19.6 million payment in damages from Thermo related to the patent dispute in the U.S., resulted in operating income increasing by 119% to SEK 140.6 million in 2002. The operating margin for 2002 was 22.9%. Currency differences during 2002 amounted to SEK -16.6 million (4.5) in 'Other income and expenses' and SEK 0.0 million (0.2) in 'Financial items'. These changes were due to the depreciation of the U.S. dollar and the Japanese yen against the Swedish Krona.

Due to the continuing adverse conditions within the early stage biotech community, Biacore decided to make a total provision of SEK 28.7 million in 2002 (0.0) against its equity portfolio in this sector.

The effective tax rate for 2002 was 33% (35) of income after financial items. The tax rate has been affected by losses on equity investments only being deductible against gains on such investments. Biacore has no realized or unrealized gain on any such investment against which it could offset any loss. This adverse impact was partly offset by a change in the geographical mix in income, one factor being the establishment of the group headquarters in Switzerland.

Net income for 2002 was SEK 80.8 million (50.3), giving a 63% increase in diluted earnings per share to SEK 8.20 (5.04). Earnings per share in the fourth quarter was SEK 4.15 (1.68), an increase of 147%.

The strong earnings before depreciation, amortization and write-downs of equity investments was the main factor behind the net cash from operating activities of SEK 163.7 million in 2002.

Investing Activities

During 2002, capital expenditures totaled SEK 31.7 million (40.0).

Personnel

At the end of December 2002, Biacore had 325 (288) permanent employees.

Magnus Lundberg, president of Pharmacia Diagnostics, was elected new director of the Board at the Annual General Meeting in May, 2002.

In January 2002, Ulf Jonsson, President of Biacore, also became Chief Executive Officer of Biacore. The Company's former CEO and Executive Chairman, Lars-Goran Andren, continues as non-executive Chairman of the Board.

In May 2002, Biacore introduced a new incentive stock option program involving a maximum of 80,000 new Biacore shares. The program is mainly directed to employees in the United States and newly employed personnel.

Business Review

Biacore has clearly demonstrated that it is one of the world's most successful bio-analytical instrumentation companies with sales increasing from SEK 340 million in 1999 to SEK 614 million in 2002.

This success is due to Biacore's world leading position in the commercialization of surface plasmon resonance (SPR) technology, which is used for the real-time detection and monitoring of biomolecular binding interactions. Identifying and characterizing the sometimes small changes in the way biomolecules interact can greatly increase understanding of the causes of disease as well as the differences in the effectiveness of different drug therapies.

Biacore's well-balanced customer base, which spans the world's leading life science research institutes, leading companies in the pharmaceutical and biotechnology industries and major food manufacturers, has also been a major factor in the company's success.

Biacore has concentrated on capitalizing on the high value opportunities for its SPR technology to these customers. However, over time, the Company expects important commercial applications of its SPR technology to be generated in a number of other industries.

Growing Applications for Academic Customers

In the last two years, Biacore's marketing activities have focused on the ability of its SPR technology based systems to help solve many of the important problems faced by academic scientists working on a better understanding of the molecular causes of disease.

Key areas where Biacore has focused its marketing include Cancer, Neuroscience and more recently Infectious Diseases.

Another key area is Proteomics, where the Company is a global leader. In the field of functional proteomics there are two areas where Biacore's SPR systems are clearly recognized as being of great value, ligand fishing and protein interactions. These areas are both crucial to developing a clear understanding of disease and for identifying drug-like structures that may prove the basis of potential drug candidates.

Bruker Daltonics Collaboration - Focus on Functional Proteomics

In October 2001, Biacore signed an important collaboration with the Nasdaq listed company Bruker Daltonics designed to combine the power of the two companies' core technologies, SPR and mass spectrometry, respectively.

Together, the companies aim to commercialize the combined technique of SPR-MS in order to create an exciting comprehensive platform for functional proteomics studies. This new combined technical solution will help researchers to:

* Generate functional information on proteins, receptors and ligands of interest,
* Isolate and purify these molecules, and
* Characterize and identify these proteins or other molecules of interest.

A growing number of customers has begun to explore this powerful technology combination across an array of applications in areas as diverse as cancer research, plant biology and product quality assurance; and with the continuing collaboration the increased understanding of the methodology has led to a number of new applications.

In response to the needs for more automated and larger capacity recovery as well as the ability to directly deposit targets to a matrix-assisted laser desorption ionization (MALDI), Biacore has been developing a new module for Biacore(r)3000 which will further enhance and integrate the SPR-MS approach with launch later in 2003.

Biacore is confident that the SPR-MS technology combination will provide researchers with a radical new approach to functional proteomics studies and will give both companies a strong competitive position in the rapidly growing proteomics market.

Developing High Quality Drug Candidates

In parallel to generating clearer insights into the causes of disease, Biacore's SPR technology based systems are being used by pharmaceutical and biotechnology companies to discover and develop better drugs for the treatment of a wide range of diseases.

Frost & Sullivan Awards for Drug Discovery Technology

In November, Biacore received the Frost & Sullivan Awards for Drug Discovery Enabling Technology of the Year 2002 and Product Innovation in the field of protein arrays. Biacore received the award based on its successful launch of new products and technologies within its industry as well as innovation through the development of a broad line of emerging systems platforms. Biacore gained the awards based on an evaluation of the world drug discovery and protein array markets by the management consultants Frost & Sullivan. In its recent report analyzing the 'World Protein Array Market,' Frost & Sullivan showed that Biacore is well positioned to benefit from the explosive growth of the global protein array market, which is expected to expand by more than 50% per annum over the next five years to be worth USD 665 million in 2007. Biacore's industry leading position was determined by an analysis of new product launches and new products in development by the companies in this field. These were then compared based on the degree of innovation and customer satisfaction. The companies included in the industry survey were then ranked by the number of new product launches and new products in development.

Biacore(r)S51- Gaining Ground with The Industry Leaders

In late 2001, Biacore introduced its first system specifically designed for the pharmaceutical and biotechnology industry. This new system, Biacore(r)S51, addresses critical bottlenecks in the drug discovery process downstream of high throughput screening (HTS). Biacore(r)S51 is able to achieve this by providing more relevant biological information on compound activity, in a single assay, than any other technology available today.

Sales of this new system have been made to leading pharmaceutical and biotechnology companies around the globe. Given the progress that has been made with Biacore(r)S51 since its launch, we are confident that it will be a major contributor to the Company's future sales growth. This confidence is also based on two other key developments:

* New customer-generated data highlighting the benefits of using Biacore(r)S51 is expected to become increasingly available during the course of 2003, and
* New applications for the Biacore(r)S51, based on the work of leading university research particularly in the area of structure activity relationships.

Procel(tm) - A Complementary Cell-Based System

In November 2002, Biacore introduced its new cell-based assay system, Procel(tm). This product has resulted from Biacore acquiring a license to the proprietary fluorescent cell-based assay technology developed by the U.S. company Axiom Biotechnologies Inc.

Procel(tm), which will have its full commercial launch in March 2003 at the Screentech Conference in San Diego, is designed to complement Biacore(r)S51 and provide a highly competitive offering in the field of lead optimization. By using Procel(tm), researchers will have access to an easy-to-use cell-based fluorescent analytical system which has been designed to characterize compounds that interact with both G protein coupled receptors (GPCRs) and ion channels. These are two of the main classes of drug targets under evaluation today.

Procel(tm) is able to carry out a number of important applications, which are crucial in the lead optimization process.

Biacore is confident that the combination of Procel(tm) and Biacore(r)S51 will provide researchers with access to detailed information on the biological activity of potential drug candidates in a competitive timeframe and to a depth and quality superior to existing analytical instrumentation. The complementary nature of these two products is also expected to lead to synergies in the Company's sales and marketing efforts.

SPR Array Chip Technology - Higher Information Content

In the late 1990s, Biacore's scientists made a number of important technological breakthroughs in SPR detection and micro-fluidics that have paved the way for the development of a new SPR array chip system. This system is expected to be able to deliver an exponential improvement in the speed with which information on protein interactions can be generated and is expected to be introduced in 2004. Delivering the same high sensitivity and data quality that the Company's customers currently enjoy and require, this new platform will enable Biacore's SPR technology to be used in a wide range of applications. With appeal to scientists in major scientific institutes and in the pharmaceutical and biotechnology industry alike, it will be used for both basic life science research and for drug discovery and development applications.

To commercialize its SPR array chip technology Biacore has entered into two collaborations to develop specific applications and gain access to reagent expertise. These collaborations and relationships are enabling Biacore to develop the critical elements in the specification of the system to meet the demands of the end-users.

The first collaboration started in June 2000 with Millennium Pharmaceuticals Inc. to examine potential applications of SPR array chip technology and has progressed as anticipated. By collaborating with Millennium, Biacore expects to be able to develop new systems that are tailored to the needs of major customers in the pharmaceutical/biotechnology industry.

Valuable input from Millennium's scientists on applications and industry needs has enabled R&D efforts to focus on the key array technology format that will meet the requirements of Biacore's major target customer groups for higher throughput SPR instrumentation. The agreed format will build on the fundamental advantages of Biacore's proprietary SPR and micro-fluidics technology, emphasizing sensitivity, data quality and high information content, combined with an increase in throughput that meets industry needs.

The SPR array chip system is designed for applications in the interaction proteomics and post-HTS small molecule characterization areas, where its sensitivity, increased throughput and high information content will complement Biacore's existing systems. Over time, the Company expects the SPR array chip system to have applications across the spectrum of drug discovery and development activities and be a valuable tool in many proteomics applications.

In order to address higher throughput proteomics applications, it is crucial to have access to the right reagents. To achieve this, Biacore signed a further complementary collaboration with the U.S. company BD Biosciences Pharmingen in July 2002. This collaboration provides access to targeted panels of antibodies and reagents for array applications.

SPR Technology in the Food Industry

In November 2002, the positive results from Biacore's involvement in the important EC food safety improvement project, FoodSENSE, were presented at European Research 2002. This project demonstrated the applicability of Biacore's SPR biosensor based technology for the high throughput analysis of potentially harmful contaminants and chemical residues in food. Few techniques have the necessary throughput, reliability, reproducibility or sensitivity to satisfy the challenging requirements of the food industry. However, final results from FoodSENSE have shown that a substantially higher daily throughput of tests (up to 650 samples/day) can be performed using Biacore's SPR technology, with the capacity to rapidly detect a much wider range of residues compared with existing test methods.

Future Growth Prospects Remain Positive

Biacore's progress in 2002 has put the Company in a strong position to deliver an exciting rate of growth going forward. Factors which are expected to play a key role in driving future returns to shareholders include:

* The continued growth which is expected from the Company's core life science research customers as a result of Biacore's marketing efforts leading to a greater recognition of the value of SPR technology in the field of functional proteomics,
* The anticipated success of the collaboration with Bruker Daltonics which will allow the commercialization of a system which delivers the powerful combination of SPR-MS for proteomics applications,
* The continued growth of the two systems introduced in 2001 to meet the specific needs of customers in the pharmaceutical and biotechnology industry, Biacore(r)S51 for 'hit' to lead selection and Biacore(r)C for QC (quality control) applications,
* The forthcoming full commercial launch of Procel(tm), the new cell based assay system that will complement Biacore(r)S51 in the field of lead selection, and
* The undoubted potential for the new products that are being developed based on Biacore's novel SPR array chip technology.

Accounting Principles

As of 2002, a number of new standards from the Swedish Financial Accounting Standards Council have become effective. The adoption of these new standards has not affected the reported results of operations or financial position of the company except for one of the new statements, No. 15 Intangible Assets
(RR15). This standard requires that product development expenses that fulfil certain criteria, but not other research and development expenses, be stated as assets and amortized over their estimated economic life. During 2002, SEK 5.0 million was treated in this way. In accordance with RR15, prior periods have not been restated as the statement is only to be applied prospectively.

Quarterly Sales Variations

Biacore's total sales during the period 2000-2002 were split between quarters as follows:

Quarter 1    23%        Quarter 3    22%
Quarter 2    23%        Quarter 4    32%

Dividend

Reflecting Biacore's continued strong cash flow, the Board will recommend to the Annual General Meeting that the Company begins to pay dividends to its shareholders. For the financial year 2002 the Board will recommend a dividend payment of SEK 3.00 per share.

Outlook for the Full-Year 2003

Taking into consideration the general market conditions and currency developments, Biacore's sales for the full-year 2003 are expected to increase by approximately 10%. Earnings per share are forecast to increase by approximately 70% in 2003. Earnings per share will be positively affected by a considerable reduction of the tax rate compared with full-year 2002 and the capitalization of R&D expenses of approximately SEK 40 million in accordance with Swedish accounting rules. As always, sales and earnings are expected to vary substantially between the quarters.


The Annual General Meeting will be held on Thursday, May 8, 2003 at 4.30 p.m. in Uppsala.


Uppsala, Sweden, February 21, 2003
Biacore International AB (publ)

The Board of Directors


Financial Information

Biacore's Annual Report will be distributed to the shareholders in mid April. The Annual Report will also be available from that time on Biacore's website. During 2003, Biacore plans to release its interim reports as follows:

January - March       Thursday, May 8
January - June        Friday, July 18
January - September   Wednesday, October 22

Nominating Committee

The Annual General Meeting has decided to establish a nominating committee with the task to propose to the Annual General Meeting:
1. the number of Board members to be elected,
2. the election of Board members,
3. remuneration to the members of the Board.

The nominating committee consists of the following people:
Lars-Goran Andren, Chairman of the Board; Inger Brattne, Pharmacia; Marianne Nilsson, Robur; and Peter Rudman, Nordea.


Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange and Nasdaq in the U.S.


This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.


More information on Biacore is available at the Company's website:
www.biacore.com


Biacore Consolidated Income Statements

                                        January-December        October-December
SEK million                         2002    2001  Change    2002    2001  Change

Sales                              614.2   543.7    13%    175.9   175.0     1%
Cost of goods sold                -100.9   -99.8     1%    -28.5   -32.1   -11%
Marketing                         -199.8  -188.7     6%    -53.4   -56.3    -5%
Administration                     -68.3   -86.7   -21%    -13.6   -28.3   -52%
Research and development          -104.4  -104.7     0%    -26.3   -27.0    -3%
Other income and expenses            4.3     5.3            -4.5    -4.3
Amortization of goodwill            -4.5    -5.0            -1.1    -1.3
Operating income                   140.6    64.1   119%     48.5    25.7    89%
Financial items, net               -20.4    13.8             1.1     2.0
Income after financial items       120.2    77.9    54%     49.6    27.7    79%
Income taxes                       -40.1   -27.6            -9.1   -11.0
Minority interest                    0.7       -             0.1       -
Net income                          80.8    50.3            40.6    16.7

Basic earnings per share, SEK       8.28    5.16            4.16    1.71
Diluted earnings per share, SEK     8.20    5.04            4.15    1.68
No. of shares, average, diluted,
thousands                          9,851   9,981           9,786   9,957

Net income                          80.8    50.3            40.6    16.7
Stock options issued                   -    18.2               -     5.4
Currency translation differences   -15.3     6.6            -2.7    -6.2
Change in shareholders' equity      65.5    75.1            37.9    15.9


Quarterly Income Statements

                             4Q     3Q     2Q     1Q     4Q     3Q     2Q     1Q
SEK million                2002   2002   2002   2002   2001   2001   2001   2001

Sales                     175.9  142.4  154.6  141.3  175.0  113.8  122.4  132.5
Cost of goods sold        -28.5  -22.9  -25.1  -24.4  -32.1  -20.3  -23.8  -23.6
Marketing                 -53.4  -47.9  -55.6  -42.9  -56.3  -45.6  -47.8  -39.0
Administration	          -13.6  -19.2  -19.5  -16.0  -28.3  -16.9  -18.5  -23.0
Research and development  -26.3  -23.5  -32.3  -22.3  -27.0  -22.8  -29.7  -25.2
Other income and expenses  -4.5    2.5   11.2   -4.9   -4.3    2.2    2.1    5.3
Amortization of goodwill   -1.1   -1.1   -1.1   -1.2   -1.3   -1.2   -1.3   -1.2
Operating income           48.5   30.3   32.2   29.6   25.7    9.2    3.4   25.8
Financial items, net        1.1  -10.4  -12.7    1.6    2.0    7.0    2.6    2.2
Income after financial
items                      49.6   19.9   19.5   31.2   27.7   16.2    6.0   28.0
Income taxes               -9.1   -8.7  -12.2  -10.1  -11.0   -5.6   -2.0   -9.0
Minority interest           0.1    0.1    0.1    0.4      -      -      -      -
Net income                 40.6   11.3    7.4   21.5   16.7   10.6    4.0   19.0

Basic earnings per
share, SEK                 4.16   1.16   0.75   2.21   1.71   1.09   0.41   1.95
Diluted earnings per
share, SEK                 4.15   1.16   0.75   2.17   1.68   1.07   0.40   1.91
No. of shares, average,
diluted, thousands        9,786  9,750  9,896  9,918  9,957  9,930 10,023  9,943


Sales by region

	        Full year    4Q     3Q     2Q     1Q     4Q     3Q     2Q     1Q
SEK million    2002  2001  2002   2002   2002   2002   2001   2001   2001   2001

Americas      270.5 249.3  63.8   59.6   80.8   66.3   63.4   57.1   54.7   74.1
Europe        173.9 151.0  62.7   44.2   36.5   30.5   63.5   24.9   39.8   22.8
Asia-Pacific  169.8 143.4  49.4   38.6   37.3   44.5   48.1   31.8   27.9   35.6
Total sales   614.2 543.7 175.9  142.4  154.6  141.3  175.0  113.8  122.4  132.5


Biacore Consolidated Balance Sheets

                                   December 31
SEK million                      2002     2001

Intangible assets	         84.8     84.3
Property, plant and equipment	117.1    107.6
Long-term investments             7.9     40.5
Other long-term assets           27.7     28.7
Other current assets            242.3    249.0
Liquid funds                    351.6    220.8
Total assets                    831.4    730.9

Shareholders' equity            634.7    569.2
Minority interest                 0.9        -
Provisions                       83.4     64.2
Liabilities                     112.4     97.5
Total shareholders' equity
and liabilities                 831.4    730.9


Financial structure

Operating capital               327.4    336.5
Long-term investments             7.9     40.5
Net interest-bearing assets     313.9    193.1
Net payable and deferred
income tax liability            -13.6     -0.9
Minority interest                -0.9        -
Shareholders' equity            634.7    569.2


Biacore Consolidated Statements of Cash Flows

                                               January-December
SEK million                                        2002    2001

Net income                                         80.8    50.3
Less: Depreciation and amortization                23.7    20.5
Less: Write-down of long-term investments          28.7       -
Change in working capital                          37.1   -53.9
Other                                              -6.6     1.4
Cash flows from operating activities              163.7    18.3

Acquisition of business, net of cash acquired       1.6       -
Purchase of intangible assets                      -7.0   -57.5
Purchase of property, plant and equipment         -31.7   -40.0
Proceeds from sale of long-term investments           -    32.2
Cash flows from investing activities              -37.1   -65.3

Change in financial liabilities                     4.2       -
Cash flows from financing activities                4.2       -
Net change in liquid funds                        130.8   -47.0


Key figures

Operating margin                                  22.9%   11.8%
Return on operating capital                       42.4%   24.4%
Return on equity                                  13.4%    9.5%
Equity ratio                                        76%     78%
Shareholders' equity per share, diluted, SEK      64.44   56.96
No. of shares, thousands                          9,750   9,750
No. of shares, end of period, diluted, thousands  9,849   9,993
No. of shares, average, diluted, thousands        9,851   9,981


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer
Dated: March 17, 2003